

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 8, 2013

<u>Via E-mail</u>
Mr. C.E. Rick Strattan
Chief Executive Officer
CTD Holdings, Inc.
14120 N.W. 126th Terrace
Alachua, Florida 32615

> **RE: CTD Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 0-25466**

Dear Mr. Strattan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Business, page 1</u>

<u>Competition, page 7</u>

1. Please revise your competition disclosure in future filings. See Item 101(h)(4)(iv). Your current disclosure addresses your position as a consultant; however, you have not derived revenues from consulting in over two years. Please address competition in the resale of CDs. In addition, please remove the remove the references to patent protections, as you do not hold any patents.

<u>Government Regulation, page 8</u>

2. You state here that all of your products are sold for research and development purposes only. Please supplementally reconcile this disclosure with your sales of Cyclo™, which is used as an active pharmaceutical.

Risk Factors, page 9

3. Please expand this section in future filings to address the risks posed by your capital investment in your pulse drying facilities, particularly in light of the fact that you have had only one drying contract since your facility became operational in the first quarter of 2012.

Our substantial debt could adversely affect our financial health, page 10

4. In future filings please expand your discussion under this risk factor to address the extent of your debt, any material covenants or conditions to it, as well as your plans for repayment for your debt.

Management's Discussion and Analysis of Financial Condition, page 15

Liquidity and Capital Resources, page 17

5. In future filings please expand your discussion of your debt under this section to address in a clear, consolidated manner the increases or decreases in indebtedness over the period covered, the material terms of that debt, and any material facts surrounding interest or repayment arrangements. Please see Item 303(a)(2).

6. You state in the first paragraph under this heading "[w]e will require additional working capital should we wish to implement our plan to add additional drying capacity." Please supplementally advise us whether you intend to act on this plan, what increase in capacity is contemplated, and what the capital expenditures would consist of.

Results of Operations, page 18

7. Please succinctly present management's views on the drivers of the swings in income year-on-year in future filings.

2012 compared to 2011, page 19

8. We note your statement in the final sentence of the second paragraph under this heading that the 43% decrease in sales to your sole customer for Aquaplex "is not considered a trend, but is representative of the purchase pattern of this major customer." Please present the purchase pattern in future filings.

9. Please reconcile your statement in the final paragraph of page 20, to the effect that you provided no stock compensation in 2012, with the $5000 stock bonus received by each of your executives in that year.

Executive Compensation, page 30

Employment Agreements, page 31

10. Please reconcile Mr. Strattan's $108,000 salary for 2011, with $42,000 deferred into 2012, with the information presented in your summary compensation table, which shows $99,000 in salary for 2011.

Exhibits, Financial Statement Schedules, page 35

11. Please remove as immaterial employment agreements that are no longer in effect. Please see comment 12 of our letter dated February 11, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant